FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated June 30, 2023

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Further to the notice of other relevant information registered with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores) on 27 June 2023 (registry number 23284), it is communicated that on 30 June 2023 the public deed of capital reduction (and consequent Bylaw amendment) for the amount of EUR 134,924,476.50, through the cancellation of 269,848,953 own shares, was registered with the Commercial Registry of Santander.

Consequently, the Bank’s share capital has been set at EUR 8,092,073,029.50, represented by 16,184,146,059 shares with a nominal value of EUR 0.50 each. All of the shares belong to the same class and have the same rights.

Boadilla del Monte (Madrid), 30 June 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	June 30, 2023	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance